SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended: **December 31, 2005** Commission File Number: **1-1687**

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date June 16, 2006

G. T. Welsh, Director,
Payroll and Benefits of PPG Industries,
Inc. and Administrator of the Plan

PPG Industries Employee Savings Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule for the Year Ended December 31, 2005, and Report of Independent Registered Public Accounting Firm

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PPG Industries Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statement and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2006

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

	Notes	Participant Directed	Nonparticipant Directed	Total
ASSETS:				
Investments:	1			
PPG Industries, Inc. common stock (at $57.90 per share):				
Allocated shares—17,575,898		$ 305,706,764	$ 711,937,730	$ 1,017,644,494
Unallocated shares—1,119,208	4	-	64,802,143	64,802,143
Mutual funds		553,647,190	-	553,647,190
S&P 500 Index Common Collective Trust		199,365,179	-	199,365,179
Stable Value Pool	3	632,626,575	-	632,626,575
International Equity Pool		38,986,196	-	38,986,196
Money market funds		21,810,363	246,972	22,057,335
Interest bearing cash		708,092	-	708,092
Loans to participants—net	2	46,532,741	-	46,532,741
Total investments		1,799,383,100	776,986,845	2,576,369,945
Receivables:				
Employer		-	-	-
Employee		-	-	-
Security sales pending settlement		84,214	-	84,214
Interest and dividends		112,137	12,261	124,398
Interfund transfer		1,509,667	-	1,509,667
Total receivables		1,706,018	12,261	1,718,279
Total assets		1,801,089,118	776,999,106	2,578,088,224
LIABILITIES:				
ESOP loans	4	-	35,908,951	35,908,951
Interfund transfer		1,509,667	-	1,509,667
Security purchases pending settlement		6,376,787	-	6,376,787
Other liabilities		129,537	-	129,537
Total liabilities		8,015,991	35,908,951	43,924,942
NET ASSETS AVAILABLE FOR BENEFITS		$ 1,793,073,127	$ 741,090,155	$ 2,534,163,282

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

	Notes	Participant Directed	Nonparticipant Directed	Total
ASSETS:				
Investments:	1			
PPG Industries, Inc. common stock (at $68.16 per share):				
Allocated shares—17,134,353		$ 332,418,109	$ 835,459,391	$ 1,167,877,500
Unallocated shares—1,536,722	4	-	104,742,972	104,742,972
Mutual funds		499,107,952	-	499,107,952
S&P 500 Index Common Collective Trust		211,119,709	-	211,119,709
Stable Value Pool	3	680,265,517	-	680,265,517
International Equity Pool		20,453,525	-	20,453,525
Money market funds		14,655,418	110,194	14,765,612
Interest bearing cash		702,958	-	702,958
Loans to participants—net	2	46,447,320	-	46,447,320
Total investments		1,805,170,508	940,312,557	2,745,483,065
Receivables:				
Employer		-	42,887	42,887
Employee		99,277	-	99,277
Security sales pending settlement		8,624,636	-	8,624,636
Interest and dividends		461,327	7,486	468,813
Interfund transfer		3,302,666	-	3,302,666
Total receivables		12,487,906	50,373	12,538,279
Total assets		1,817,658,414	940,362,930	2,758,021,344
LIABILITIES:				
ESOP loans	4	-	45,607,951	45,607,951
Interfund transfer		3,302,666	-	3,302,666
Security purchases pending settlement		21,966,873	-	21,966,873
Other liabilities		117,472	-	117,472
Total liabilities		25,387,011	45,607,951	70,994,962
NET ASSETS AVAILABLE FOR BENEFITS		$ 1,792,271,403	$ 894,754,979	$ 2,687,026,382

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Notes	Participant Directed	Nonparticipant Directed	Total
ADDITIONS:				
Net investment income (loss):				
Dividends:				
Allocated		$ 24,646,353	$ 22,215,650	$ 46,862,003
Unallocated		-	2,560,724	2,560,724
Interest		2,464,957	1,010,860	3,475,817
Administrative expenses		(1,383,098)	(485,902)	(1,869,000)
Net appreciation (depreciation) in fair value of investments		21,073,297	(152,448,442)	(131,375,145)
Net investment income (loss)		46,801,509	(127,147,110)	(80,345,601)
Contributions:	2			
Employer		-	35,613,471	35,613,471
Employee		70,263,342	-	70,263,342
Total contributions		70,263,342	35,613,471	105,876,813
Net additions (reductions)		117,064,851	(91,533,639)	25,531,212
DEDUCTIONS:				
Withdrawals		132,469,951	43,107,721	175,577,672
Deemed distributions	2	95,766	-	95,766
Interest expense	4	-	2,720,874	2,720,874
Total deductions		132,565,717	45,828,595	178,394,312
NET DECREASE PRIOR TO FUND TRANSFERS		(15,500,866)	(137,362,234)	(152,863,100)
NET FUND TRANSFERS		16,302,590	(16,302,590)	-
NET INCREASE (DECREASE)		801,724	(153,664,824)	(152,863,100)
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		1,792,271,403	894,754,979	2,687,026,382
End of year		$ 1,793,073,127	$ 741,090,155	$ 2,534,163,282

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Notes	Participant Directed	Nonparticipant Directed	Total
ADDITIONS:				
Net investment income:				
Dividends:				
Allocated		$ 16,329,208	$ 22,620,381	$ 38,949,589
Unallocated		-	3,210,093	3,210,093
Interest		2,142,976	834,262	2,977,238
Administrative expenses		(1,196,171)	(614,174)	(1,810,345)
Net appreciation in fair value of investments		116,900,245	31,472,664	148,372,909
Net investment income		134,176,258	57,523,226	191,699,484
Contributions:	2			
Employer		-	36,626,953	36,626,953
Employee		69,350,982	-	69,350,982
Total contributions		69,350,982	36,626,953	105,977,935
Net additions		203,527,240	94,150,179	297,677,419
DEDUCTIONS:				
Withdrawals		121,611,064	44,193,214	165,804,278
Deemed distributions	2	65,581	-	65,581
Interest expense	4	-	2,838,169	2,838,169
Total deductions		121,676,645	47,031,383	168,708,028
NET INCREASE PRIOR TO FUND TRANSFERS		81,850,595	47,118,796	128,969,391
NET FUND TRANSFERS		67,057,917	(67,057,917)	-
NET INCREASE (DECREASE)		148,908,512	(19,939,121)	128,969,391
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		1,643,362,891	914,694,100	2,558,056,991
End of year		$ 1,792,271,403	$ 894,754,979	$ 2,687,026,382

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting—The financial statements of the PPG Industries Employee Savings Plan (the "Plan") are prepared on the accrual basis of accounting, except for benefits payable, which is not recorded as a liability of the Plan in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, *Audits of Employee Benefit Plans*. As of December 31, 2005 and 2004, net assets available for benefits included benefits of $583,403 and $95,948, respectively, due to participants who had requested withdrawals, including loans, from the Plan as of those dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Options—Investment options available to participants for the years ended December 31, 2005 and 2004, consisted of:

- PPG Stock Fund—includes employer securities and a small percentage of short-term cash investments
- S&P 500 Index Fund—a commingled pool
- International Equity Fund—a pooled separate account
- Stable Value Fund—a pooled separate account
- BlackRock Mutual Fund—Core Bond Total Return Fund
- Fidelity Mutual Funds—Growth Company Fund, Growth & Income Fund, and the Contrafund
- Vanguard® Mutual Funds—Small Capitalization Index Fund, LifeStrategy® Income Fund, LifeStrategy® Moderate Growth Fund, and LifeStrategy® Growth Fund

The Vanguard® LifeStrategy® Funds are life-cycle funds that use target allocation as a simplified approach to meet investors' different objectives and risk tolerances. The Vanguard® LifeStrategy® Funds offer participants the option to invest in a professionally managed, balanced investment portfolio through a single fund which invests in four other Vanguard® mutual funds as detailed below:

	LifeStrategy® Income Fund	LifeStrategy® Moderate Growth Fund	LifeStrategy® Growth Fund
Vanguard® Total Stock Market Index Fund	5 %	35 %	50 %
Vanguard® Asset Allocation Fund	25 %	25 %	25 %
Vanguard® Short-Term Investment-Grade Fund	20 %	-	-
Vanguard® Total International Stock Index Fund	-	10 %	15 %
Vanguard® Total Bond Market Index Fund	50 %	30 %	10 %
	100 %	100 %	100 %

Investment Valuation—Investments are generally stated at fair value. Investments in securities traded on security exchanges and mutual funds are valued at the New York Stock Exchange ("NYSE") closing sales price on the last business day of the Plan year with the exception of the unallocated shares (shares held by the Employee Stock Ownership Plan, or "ESOP") in the PPG Stock Fund, which are valued at the closing composite price, which includes trades on the NYSE, as well as the Pacific and Philadelphia exchanges. Listed securities for which no sale was reported on that date are valued at bid quotations.

The S&P 500 Index Fund is a commingled pool managed by Barclay's Global Investors ("BGI") that primarily invests in the common stocks of the 500 companies that make up the Standard & Poor's Composite Stock Index ("S&P 500"). The fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends re-invested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool was determined by BGI, and is based upon the fair value of the underlying securities held by the commingled pool.

The International Equity Fund is a pooled separate account that employs advisors with distinct but complementary investment styles that invest primarily in foreign securities of three different institutionally managed commingled pools. The three current advisors of the fund are: The Boston Company, Capital Guardian, and Fidelity Investments. This fund is available only to Plan participants.

The Stable Value Pool is a pooled separate account, with Fidelity Management Trust Company ("FMTC") as the fund advisor, which invests in a diversified portfolio of fixed income securities such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bond securities. The objective of the Stable Value Pool is to provide participants with preservation of principal and accumulated interest, book value liquidity for loans, withdrawals or transfers, and investment returns similar to intermediate bonds with less risk or volatility. The Stable Value Pool also includes constant duration synthetic investment contracts ("synthetic GICs"), which guarantee specified rates of return. The Plan utilizes synthetic GICs to implement its Stable Value Fund investment offering. The use of synthetic GICs allows for control over the underlying securities in the portfolio while still being able to offer the book value liquidity for benefits to the Plan participants (benefit responsive). The book value guarantee results in a stable return and reduces the volatility normally associated with a bond fund. These contracts are valued at contract value. At December 31, 2005 and 2004, the fair value of the assets of the Stable Value Pool, which were included under such contracts, was $627,678,619 and

$690,466,770, respectively. The fair value adjustment of the synthetic GICs represents the difference between the fair value of the Stable Value Pool investments and the resulting contract value of such investments (see Note 3). The crediting interest rates on these contracts are reset quarterly. The average yield and crediting interest rates of such synthetic GICs approximated 4.1% for 2005 and 2004.

New Accounting Standards—In December 2005, the Financial Accounting Standard Board issued a FASB Staff Position ("FSP"), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.* The FSP requires investments of fully benefit-responsive investment contracts to be presented at fair value on the Statement of Net Assets Available for Benefits with an additional line item that adjusts the net assets attributable to contracts from fair value to contract value. The Plan will adopt the provisions of the FSP for the plan year ended December 31, 2006. We are currently evaluating the effect the adoption of this FSP will have on the Plan. We expect the impact to be limited to the financial statement presentation and disclosure requirements with respect to the synthetic GICs held by the Stable Value Pool, and we do not expect it to have any impact on the total net assets available for benefits.

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description ("Handbook") dated April 3, 2000 and Plan newsletters (summary of material modifications) issued since this date, for more information on the Plan.

Administration—The Director, Payroll and Benefits, of PPG Industries, Inc. (the "Company" or "PPG") is responsible for the administration of the Plan (the "Administrator"). The Plan pays the fees associated with administering the Plan.

The Benefits Investment Committee ("BIC") has the fiduciary responsibility to control and manage the assets of the Plan. These responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.

The Employee Benefits Committee ("EBC") has responsibility for establishing, maintaining and amending the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was converted to an ESOP on December 1, 1988 (see Note 4). At that time, the total Plan was considered to be the ESOP. Effective January 1, 2006, only the PPG Stock Fund will be considered to be the ESOP. This change does not affect participant contributions, matching, any of the Plan's other provisions or the net assets available for benefits of the Plan.

Trustees of the Plan Assets—Mellon Bank, N.A. ("Mellon") is the trustee of the unallocated ESOP shares held in the PPG Stock Fund as of December 31, 2005 and 2004. FMTC is the trustee for all other funds as of December 31, 2005 and 2004.

Eligibility to Participate in the Plan—The Plan is designed for U.S. salaried and hourly employees who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.

Contributions—Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants' maximum contribution rate is 25% of eligible earnings. Catch-up contributions are permitted for eligible participants (catch-up contributions are not eligible for the Company match). Employee contributions also include rollovers from other qualified plans. The amount of rollovers totaled $1.5 million and $1.6 million in 2005 and 2004, respectively.

For most participants not covered by a collective bargaining agreement, Company matching contributions are computed by multiplying each participant's monthly contribution or portion thereof, as defined by the Plan, by a percentage based upon the Company's return on capital of the prior year. Such percentage ranges from a minimum of 50% to a maximum of 125%, and is applied to a maximum of 6% of eligible base earnings. The Company's matching percentage for these participants was 85% and 70% in 2005 and 2004, respectively. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the collective bargaining agreement.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

Vesting—Participant contributions, Company match, and related earnings are vested immediately and become nonforfeitable.

Payment of Benefits—On termination of service due to retirement, long-term disability, or voluntary or involuntary separation from service, a participant may elect how to receive payment of his or her account from several options including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance.

Payments to designated beneficiaries upon the death of the participant are paid as a lump-sum distribution within six months of the date the assets are transferred into the account of the designated beneficiary(ies). Such payments must be requested by the designated beneficiary(ies).

Participant Loans—All active participants, excluding (a) those with an account balance less than $2,100, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 days, may borrow from their account a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balance and bear interest at a rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and are generally repaid by payroll deduction. A $50 loan processing fee is deducted from participant accounts for loans.

Deemed distributions represent loans to participants that are delinquent by more than 90 days and are thus considered distributions. At December 31, 2005 and 2004, loans to participants have been reduced by delinquent loans that totaled approximately $2,634,000 and $2,538,000, respectively.

Voting Rights—Participants have voting rights for the shares of PPG common stock that are allocated to their accounts.

Plan Changes—On September 28, 2004, the DOL issued final rules that require benefits to be distributed automatically in the form of a rollover to an individual retirement account or annuity for participants that separate from service with vested account balances greater than $1,000 but less than $5,000. The Plan adopted the safe-harbor provisions related to these rules and, as such, employees that separate from service on or after March 28, 2005, and whose vested account balance is between $1,000 and $5,000 will receive an automatic rollover of their account balance from the Plan. Those participants with balances less than $1,000 will receive a taxable cash distribution.

3. STABLE VALUE POOL

In 2005 and 2004, the Stable Value Fund had 100% of its investments in the Stable Value Pool. The types of securities included in the Stable Value Pool as of December 31, are as follows:

	2005	2004
At fair value:		
Money market funds	$ 18,127,479	$ 24,804,802
Foreign obligations	1,310,524	1,355,527
Yankee bonds	1,755,651	573,579
U.S. government obligations	135,391,080	237,793,747
Corporate bonds	173,206,064	167,964,110
Mortgage-related securities	192,550,751	134,671,535
Asset backed securities	105,337,070	123,303,470
Fair value of securities	627,678,619	690,466,770
Fair value adjustment of synthetic investment contracts (see Note 1)	4,947,956	(10,201,253)
Contract value of Stable Value Pool	$632,626,575	$680,265,517

4. ESOP LOANS

The Plan and a former savings plan were converted to an ESOP on December 1, 1988. During the nine-month period ended September 30, 1989, the Plan borrowed $272 million from the Company and other lenders. The borrowings from other lenders are guaranteed by the Company. The proceeds from these borrowings were used to purchase approximately 12 million shares of PPG Common Stock from the Company and in the open market. Since 1990, the Plan has also borrowed from the Company $215 million to purchase approximately 5,375,000 shares of PPG Common Stock in the open market at various dates. The purchased shares initially represent an unallocated investment of the Plan which is allocated to individual participants' accounts as the Plan's loans are repaid. For the years ended December 31, 2005 and 2004, there were no additional borrowings and no additional shares were purchased. For the years ended December 31, 2005 and 2004, 417,514 shares and 472,285 shares, respectively, were transferred from the unallocated portion of the PPG Stock Fund to the allocated portion of the PPG Stock Fund. The Plan obtains funds to repay the loans primarily through dividends on the PPG common stock and Company contributions. As of December 31, 2005, the Plan has repaid approximately $451 million of these loans. Of the total debt outstanding at December 31, 2005, approximately $6 million was owed to the Company with a variable interest rate (7.25% and 5.25% at December 31, 2005 and 2004, respectively), $16 million bears a fixed interest rate which approximates 8.5% per annum, while the remaining borrowings bear interest at variable rates which approximated 4.0% and 2.1% per annum as of December 31, 2005 and 2004, respectively. The fixed and variable rate notes mature in 2008 and require annual principal payments from 2006 to 2008. Scheduled repayments of the ESOP loans outstanding at December 31, 2005 are as follows:

2006	$ 10,002,000
2007	10,002,000
2008	15,904,951
Total	$35,908,951

The ESOP loans had fair values of approximately $38 million and $48 million at December 31, 2005 and 2004, respectively. The fair values of the ESOP loans were based upon quoted market prices of the same or similar instruments or based upon the rates available to the Company for instruments of the same remaining maturities.

5. NONPARTICIPANT DIRECTED INVESTMENTS

All monies invested in the Plan, with the exception of the Company contributions, are participant directed. The Company contributions are shown separately in the financial statements as nonparticipant directed investments and are deposited directly into the PPG Stock Fund. The Plan allows for Company contributions to become participant directed at certain ages (25% at age 45, 50% at age 50, and 100% at age 55) and upon separation from service for any reason at any age. At December 31, 2005 and 2004, of the investments in the PPG Stock Fund that are nonparticipant directed, $404,015,199 and $456,204,410, respectively, could be considered participant directed based on the age guidelines noted above and $48,057,973 and $59,868,387, respectively, were held by separated from service participants under 55.

6. INVESTMENTS

The Plan's investments that exceeded 5% of net assets at December 31, 2005 and 2004, are as follows:

	2005	2004
PPG Industries Common Stock *	$ 1,082,446,637	$ 1,272,620,472
Stable Value Pool	632,626,575	680,265,517
S&P 500 Index Common Collective Trust	199,365,179	211,119,709
Fidelity Contrafund (mutual fund)	166,300,126	-

* Includes $776,739,873 in 2005 and $940,202,363 in 2004 of nonparticipant directed investments.

During the year ended December 31, 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2005	2004
Common stock	$ (205,874,845)	$ 54,966,855
Mutual funds	33,170,008	43,301,766
S&P 500 Index Common Collective Trust	9,520,578	20,826,458
Stable Value Pool	27,602,059	27,257,811
International Equity Pool	4,207,055	2,020,019
Net (depreciation) appreciation in fair value of investments	$ (131,375,145)	$ 148,372,909

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all unallocated shares remaining after the settlement of the Plan's obligations will be allocated and the Plan participants will receive all amounts credited to their accounts.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is made.

9. SUBSEQUENT EVENTS

In February 2006, the separate 401(k) plans established for employees of two PPG subsidiaries were merged into the Plan. The net assets of these two plans at the date of merger totaled approximately $4 million.

In February 2006, the BIC and the EBC approved the removal of the Fidelity Growth & Income Fund as a plan investment option effective October 1, 2006.

* * * * * *

SUPPLEMENTAL SCHEDULE

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
PPG Industries, Inc. common stock:			
*PPG Industries common stock—allocated	17,575,898	982,867,193	$1,017,644,494
*PPG Industries common stock—unallocated	1,119,208	89,299,822	64,802,143
Total PPG Industries, Inc. common stock			1,082,446,637
Mutual funds:			
*Fidelity Growth Company Fund	1,927,850		122,669,072
*Fidelity Growth and Income Fund	1,507,194		51,847,489
*Fidelity Contrafund	2,567,945		166,300,126
Vanguard® LifeStrategy® Income Fund	2,240,365		30,222,524
Vanguard® LifeStrategy® Moderate Growth Fund	4,675,824		86,362,473
Vanguard® LifeStrategy® Growth Fund	2,432,342		51,079,174
Vanguard® Small Capitalization Index Fund	1,224,486		34,946,828
Blackrock Core Bond Total Return Fund	1,072,351		10,219,504
Total mutual funds			553,647,190
S&P 500 Index Common Collective Trust:			
*BGI S&P 500 Index Fund T	5,066,459		199,365,179
Stable Value Pool:			
Money market funds:			
Bankers Trust Pyramid Directed Account Cash Fund	2,086,838		2,086,838
CIBC# YCD 4.375% 7/28/2008	916,734		916,734
*Fidelity Inst Cash Portfolio: MM Fund Class I	15,123,907		15,123,907
Total money market funds			18,127,479
Foreign obligations:			
CHILE REP GLB 5.625% 7/23/07 DT	1,265,000		1,310,524
Total foreign obligations			1,310,524
Yankee bonds:			
ROYAL KPN NV YANK 8 10/01/10	1,570,000		1,755,651
Total yankee bonds			1,755,651

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
U.S. government obligations:			
FHLB 4.25% 4/16/07	7,050,000		$ 7,078,108
FHLM 4.625% 12/19/08	30,167,000		30,141,378
FHLMC 4.48% 9/19/08	2,730,000		2,735,892
FNMA 3.25% 1/15/08	15,646,000		15,433,670
FNMA 3.375% 12/15/08	3,000,000		2,895,939
FNMA 3.7% 11/01/07-05	785,000		775,581
FNMA 3.875% 5/15/07	1,040,000		1,032,994
FNMA 4% 9/02/08 SUBS	2,410,000		2,392,326
FNMA 4.75% 1/02/07 SUBS	6,840,000		6,994,318
USTN 3.375% 9/15/09	34,616,000		33,808,445
USTN 3.5% 8/15/09	15,148,000		14,907,421
USTN 3.875% 7/31/07	17,057,000		17,195,008
Total U.S. government obligations			135,391,080
Corporate bonds:			
AGFC SR MTN 2.75% 6/15/08	30,000		28,439
AGFC SR MTN 4.5% 11/15/07	2,350,000		2,348,188
AGFC SR MTN 4.625% 5/15/09	1,095,000		1,090,481
AGFC SR MTN 4.625% 9/01/10	1,105,000		1,098,406
AGFC SR MTN 4.875% 5/15/10	175,000		174,587
AIG SUNAMERICA 5.1% 1/07 144A	915,000		937,970
ALLIANCE CAPTL 5.625% 8/15/06	2,000,000		2,050,774
ALLSTATE 2.5% 6/20/08	480,000		453,741
ALLTEL CORP 4.656% 5/17/07	2,965,000		2,968,427
AMER HOND MED 4.25% 3/11/08 144A	750,000		750,869
AMER HOND MED 4.5% 5/26/09 144A	1,250,000		1,243,838
AMERICA MOVIL 4.125% 3/1/09	1,400,000		1,380,050
AMERIPRISE FINL 5.35% 11/15/10	505,000		511,312
ANZ 7.55% 9/15/06	350,000		364,226
ANZ NATL INTL 4.265% 5/16/08 144A	1,835,000		1,819,797
ASSOCIATES 6.875% 11/15/08	360,000		382,142
ASSOC-NA GLBL 6.25% 11/01/08	500,000		523,147
AT&T WIRELESS 7.875% 3/01/11	1,430,000		1,642,078
AXA FINL INC 7.75% 8/01/10	930,000		1,059,818
BANK ONE GLBL 6% 8/01/08 DT	555,000		583,397
BANKAMER 7.8% 2/15/10 GLBL	1,555,000		1,762,992
BANKONE 2.625% 6/30/08	357,000		338,310
BELLSOUTH GLBL 4.2 9/15/09 DT	830,000		816,514
BERKSHIRE HATHAWAY 3.4 7/2/07	1,180,000		1,174,791

(Continued)

**FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005**

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
BNK OF TOKYO MIT GL8.4 4/15/10	1,070,000		$ 1,220,529
BONY 3.4/3 ML+148 3/15/13	2,630,000		2,569,918
BONY INC 4.25% 3ML 9/4/12	705,000		707,604
BRITISH GBL 8.125/8.375 12/10 DT	1,940,000		2,215,641
BTM CURACAO 4.76% 7/21/15 144A	425,000		425,876
CAPITAL ONE MTN 4.25% 12/1/08	300,000		294,107
CAPITAL ONE MTN 4.875% 5/15/08	264,000		264,570
CHASE MAN 7.25% 6/01/07	2,150,000		2,225,256
CHUBB CORP 3.95% 4/01/08	160,000		158,169
CHUBB CORP 4.934% 11/16/07	2,305,000		2,317,704
CIT GROUP 3.65% 11/23/07	1,000,000		981,409
CIT GROUP INC 5% 11/24/08	435,000		437,060
CITIGROUP 3.5% 2/01/08	745,000		736,166
COSTCO WHL CRP 5.5% 3/15/07	720,000		735,889
COUNTRYWIDE MTN 3.25% 5/21/08	1,045,000		1,007,259
CREDIT SUISSE 4.875% 8/15/10	1,085,000		1,096,365
DAIMLER CHRYSLR 4.75% 1/15/08	1,495,000		1,514,106
DAIMLERC NA MTN 3ML+48 9/10/07	605,000		606,834
DCX 6.4% 5/15/06	2,005,000		2,031,339
DEERE JOHN CAP 3.9% 1/15/08 DT	600,000		599,040
DONNELLEY RR 3.75% 4/1/09	2,315,000		2,215,524
DUKE ENERGY 3.75% 3/05/08	650,000		642,670
ENCANA CORP 4.6% 8/15/09	370,000		372,454
EXELON GEN GLBL 6.95% 6/15/11	1,100,000		1,189,458
FIFTH THIRD MED 3.375% 8/15/08	1,201,000		1,172,670
FLTBOSFI 3.85% 2/15/08	1,250,000		1,243,497
FPL GROUP 3.25% 4/11/06	390,000		391,280
FPL GROUP 5.551% 2/16/08	740,000		751,550
FPL GROUP 7.375% 6/01/09	570,000		616,169
FRANKLIN RESOUR 3.7% 4/15/08	1,750,000		1,719,379
FUJI FIN 8.625% 4/15/10 144A	1,110,000		1,318,941
GE CAP CP MTN 7.5% 6/15/09	1,100,000		1,189,741
GECAP MTN 4% 6/15/09	1,175,000		1,142,559
GECAPMTN 5% 6/15/07	2,070,000		2,078,523
GEN ELEC CAP CRP 4.125% 3/4/08	3,025,000		3,019,450
GOLDMAN SACHS 4.5% 6/15/10	1,500,000		1,468,881
GREENPOINT FINL 3.2% 6/06/08	1,770,000		1,707,024
HANCOCK JHN GLB 3.75% 9/30/08	1,000,000		980,548
HANCOCK JOHN GLB 3.5% 1/30/09	1,165,000		1,135,408
HBOS PLC 3.625% 7/23/07 144A	1,520,000		1,517,069
HBOS PLC MTN 3.75% 9/30/08 144A	980,000		963,217
HEINZ CO 6.428% 12/01/08 144A	730,000		753,817

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
HOUSEHOLD FIN 4.625% 1/15/08	674,000		$ 683,931
HOUSEHOLD FIN C 4.125% 12/15/08	1,020,000		997,855
HOUSEHOLD FIN CO 4.75% 5/15/09	1,040,000		1,034,966
HOUSEHOLD GBL 5.875% 2/1/09 DT	355,000		371,490
HOUSEHOLD INTL 5.836% 2/15/08	2,445,000		2,503,741
HOUSEHOLD MTN 4.125% 11/16/09	641,000		622,184
HSBC FIN MTN 4.125% 3/11/08	1,460,000		1,452,791
HSBC FINANCE CO 5.25% 1/14/11	385,000		386,994
HUTCHISON WH 5.45% 11/24/10 144H	900,000		912,385
HUTCHISON WINT 7 2/16/11 144A	400,000		441,008
INTL LEASE FIN 3.5% 4/01/09	700,000		672,428
INTL LEASE FIN 4.5% 5/01/08	850,000		846,607
INTL LEASE FIN 4.625% 6/02/08	305,000		303,109
INTL LEASE FIN 4.75% 7/01/09	800,000		805,413
INTL LEASE FIN 5% 4/15/10	205,000		206,066
JOHN DEERE MTN D 4.375% 3/14/08	985,000		986,833
JOHN HANCOCK 6.5% 3/01/11	685,000		753,553
JPMORGAN CHAS GLB 3.625 5/1/08	65,000		63,614
KOREA DEV BANK 3.875% 3/02/09	700,000		686,244
KRAFT FOODS GLBL 5.25% 6/1/07	2,180,000		2,198,388
LEGG MASON 6.75% 7/02/08	380,000		408,354
LEHMAN BROS HLD GLBL 7% 2/1/08	2,645,000		2,830,601
LEHMAN BROS HLDGS 4% 1/22/08	630,000		630,696
LEHMAN GLBL MED 3.6% 3/13/09	330,000		321,117
LOUIS DREYFUS 6.875% 12/01/07	405,000		420,340
MANUFTRS & TRDR 3.85% 4/01/13	840,000		828,731
MARSHALL & ILSLEY 3.8% 2/8/08	1,315,000		1,310,027
MARSHALL & ILSLEY 4.375% 8/01/09	795,000		795,233
MARSHALL & ILSLEY 4.4% 3/15/10	270,000		268,156
MERRILL LYNCH 4.25% 9/14/07	1,075,000		1,077,504
MERRILL LYNCH 6.56% 12/16/07	2,920,000		3,018,040
MERRILL LYNCH MTN 4.125% 1/15/09	595,000		594,438
MERRILL LYNCH MTN 4.831% 10/27/08	585,000		588,837
MONUMENT GLBAL 4.375% 7/09 144A	1,545,000		1,540,677
MORGAN JP & CO 6.25% 1/15/09	1,030,000		1,095,375
MORGAN JP MTN A 6% 1/15/09	405,000		426,969
MORGAN STANLEY 3.875% 1/15/09	1,555,000		1,537,048
MORGAN STANLEY 4% 1/15/10	2,060,000		2,019,575
MORGAN STANLEY 5.05% 1/21/11	1,120,000		1,131,329
MSTDW 3.625% 4/01/08	595,000		585,048
MSTDW 5.8% 4/01/07	620,000		635,310

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
NATL CTY BK 3.3% 5/15/07	480,000		$ 471,877
NATL RURAL MTN 3.24% 7/22/07	870,000		860,919
NAT-RURAL GLBL 5.75% 8/28/09	480,000		502,281
PECO ENERGY 3.5% 5/01/08	1,525,000		1,484,347
PETRO EXP 4.623% 6/15/10 144A	740,000		734,231
PETRO EXP 4.633% 6/15/10 144A	445,000		441,533
PNC FUNDING 4.2% 3/10/08	465,000		464,122
PNCFUND 5.75% 8/1/06	1,925,000		1,980,473
PNCFUND 6.875% 7/15/07	485,000		514,124
POPULAR NA 3.875% 10/01/08	1,410,000		1,376,300
POPULAR NA MTN 4.25% 4/01/08	605,000		599,818
POPULAR NA MTN 5.2% 12/12/07	785,000		786,395
PRICOA GLOB FUND 4.35% 6/15/08	1,965,000		1,940,967
PRIME PROP FNDG 5.6% 6/15/11	515,000		523,657
PRINC LIFE 2.8% 6/26/08 144A	1,000,000		953,555
PRINC LIFE MTN 3.625% 4/30/08	1,500,000		1,466,725
PRUDENTIAL FIN 4.104% 11/15/06	621,000		620,178
PRUDENTIAL MTN 3.75% 5/01/08	700,000		686,673
PSI ENERGY 6.65% 6/15/06	370,000		374,109
QUEBEC PROV GLB 5.75% 2/15/09DT	580,000		609,546
RABOBANK CII 5.26/VR 144A	2,015,000		1,996,589
REED ELSEVIER C 6.125% 8/01/06	1,077,000		1,110,818
SANTANDER 4.75% 10/21/08 144A	2,400,000		2,410,541
SBC COMM GLBL 4.125% 9/15/09	2,640,000		2,581,310
SBC COMM GLBL 6.25% 3/15/11	465,000		494,695
SLM CORP 3.5% 9/30/06	1,500,000		1,495,743
SLM CORP 4% 1/15/09	670,000		664,357
SLM MTN 3.625% 3/17/08	500,000		492,648
SOUTHER CO CAP 5.3% 2/01/07	1,080,000		1,103,500
SPRINT CAP CORP 6% 1/15/07	420,000		435,727
SPRINT CAP GLBL 7.625% 1/30/11	1,035,000		1,174,428
ST PAUL COS 5.01% 8/16/07	885,000		890,123
ST PAUL COS 5.75% 3/15/07	655,000		669,537
SWESTERN PUB SVCS 5.125% 11/06	1,025,000		1,034,619
TELEFONOS MEXICO 4.75% 1/27/10	2,235,000		2,241,078
TEXAS EAST 5.25% 7/15/07	145,000		148,807
TEXTRON FINL MTN 4.125% 3/3/08	810,000		807,380
TRAVELERS PPTY 3.75% 3/15/08	1,180,000		1,163,896

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
UNION PLANTERS 5.125% 6/15/07	555,000		$ 557,729
US BANCORP CAP I 8.27% 12/15/26	600,000		643,277
US BANCORP MTN 3.95% 8/23/07	575,000		575,624
US BANK NA 3.9% 8/15/08	1,465,000		1,454,091
US BANK NA MTN 4.4% 8/15/08	1,000,000		1,007,906
USA ED MTN 5.625% 4/10/07	1,210,000		1,232,558
VERIZON GLBL 7.25% 12/1/10	2,150,000		2,346,017
VERIZON NEW YOR 6.875% 4/01/12	1,935,000		2,050,360
VERIZON WRLSS 5.375% 12/15/06	775,000		779,404
WACHOVIA CORP 3.5% 8/15/08	840,000		822,779
WASH MUTUAL 4.375% 1/15/08	2,060,000		2,076,957
WASHINGTON MUTUAL 4.5% 8/25/08	1,165,000		1,169,921
WELLS FARGO & CO 4% 9/10/12	460,000		457,248
WELLS FARGO 3.125% 4/1/09	1,515,000		1,446,917
WELLS FARGO GLBL 4.125% 3/10/08	4,055,000		4,045,681
Total corporate bonds			173,206,064
Mortgage-related securities:			
ARMT 04-2 7A3 1ML+40 2/35	341,832		342,800
BACM 00-2 A2 7.1975% 9/32	395,000		426,632
BACM 04-2 A2 3.52% 11/38	1,500,000		1,444,549
BACM 04-2 XP CSTR 11/38	4,024,269		153,527
BACM 04-4 A3 4.128% 7/42	670,000		652,940
BACM 04-5 XP CSTR 11/41	9,367,999		242,020
BACM 04-6 XP CSTR 12/42	7,002,568		168,334
BACM 05-1 A2 4.64% 11/42	1,510,000		1,505,894
BACM 05-3 A2 CSTR 7/43	1,500,000		1,469,257
BACM 05-3 XP CSTR 7/43	16,205,000		359,493
BACM 05-4 A1 4.432% 7/45	871,015		862,298
BACM 05-4 XP CSTR 7/45	8,720,000		102,470
BACM 05-5 A1 4.716% 8/10	1,173,063		1,169,358
BACM 05-5 XP CSTR 10/45	20,820,000		128,314
BACM 05-6 A1 5.001% 9/47	690,000		694,391
BACM 2003-2 A2 4.342% 3/41	1,335,000		1,305,592
BALL 05-ESHA X1 CSTR 7/20	32,305,000		438,529
BAYC 04-1 A 1ML+36 4/34	534,002		534,745
BAYC 04-1 M-1 1ML+56 4/34	76,286		76,693
BAYC 04-1 M2 1ML+120 4/34	76,286		77,263
BAYC 04-3 A1 1ML+37 1/35	724,634		726,093
BAYC 04-3 A2 1ML+42 1/35	90,579		90,692

(Continued)

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
BAYC 04-3 M1 1ML+50 1/35	135,869		$ 136,182
BAYC 04-3 M2 1ML+100 1/35	90,579		91,213
BSARM 05-6 1A1 CSTR 8/35	1,628,338		1,632,129
BSCMS 03-PWR2 A3 4.83% 5/39	500,000		495,600
BSCMS 04-ESA A3 4.741% 5/16	1,140,000		1,132,903
BSCMS 04-ESA C 4.937% 5/16	195,000		194,988
BSCMS 04-ESA D 4.986% 5/16	140,000		140,207
BSCMS 04-ESA E 5.064% 5/16	435,000		436,709
BSCMS 04-ESA F 5.182% 5/16	105,000		105,452
BSCMS 04-PWR5 A2 4.254% 7/42	635,000		619,695
BSCMS 04-PWR5 X2 CSTR 7/42	5,146,718		201,968
BSCMS 04-PWR6 X2 CSTR 11/41	4,033,755		132,988
BSCMS 04-T16 X2 CSTR 2/46	3,470,000		125,606
BSCMS 05-PWR9 A1 4.498% 9/42	1,369,283		1,357,820
BSCMS 05-PWR9 X2 .4057% 9/42	25,375,000		553,035
BSCMS 05-T20 A1 4.94% 10/42	1,257,671		1,261,398
BSCMS 2003-T12 X2 8/13/39	3,129,259		71,191
CGCMT 04-C2 XP CSTR 10/41	4,867,125		208,796
CGCMT 05-EMG A2 4.2211% 9/51	490,000		476,657
CMAC 98-C2 B CSTR 9/30	1,740,000		1,799,214
CMAT 99-C1 A3 6.64% 1/32	350,000		367,341
COMM 04-CNL B 1ML+40 9/14	195,000		195,499
COMM 04-CNL D 1ML+64 9/14	60,000		60,156
COMM 04-CNL E 1ML+70 9/14	80,000		80,233
COMM 04-CNL F 1ML+80 9/14	65,000		65,185
COMM 04-CNL X1 CSTR 9/14	10,915,000		74,680
COMM 04-HTL1 B 1ML+45 7/16	27,133		27,210
COMM 04-HTL1 D 1ML+55 7/16	63,372		63,528
COMM 04-HTL1 E 1ML+75 7/16	45,218		45,341
COMM 04-HTL1 F 1ML+80 7/16	47,499		47,638
COMM 04-LB4A XP CSTR 10/37	12,063,015		377,045
COMM 04-LBN2 X2 CSTR 3/39	1,627,767		56,718
COMM 05-C6 A2 CSTR 6/44	1,270,000		1,271,295
COMM 05-C6 XP CSTR 6/44	17,235,000		159,310
COMM 05-LP5 A2 4.63% 5/43	1,620,000		1,599,153
COMM 05-LP5 XP CSTR 5/43	9,430,000		155,391
COMM 99-1 A2 6.455% 5/32	2,000,000		2,075,703
CSFB 01-CK3 A3 6.4% 6/34	586,657		606,930
CSFB 01-CP4 A1 5.26% 12/35	644,326		647,163
CSFB 03-C4 A3 CSTR 8/36	660,000		651,005
CSFB 03-C5 A3 4.429% 12/36	1,140,000		1,111,310
CSFB 04-C1 A3 4.321% 1/37	520,000		503,169

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
CSFB 04-C1 ASP CSTR 1/37	7,999,861		$ 267,069
CSFB 04-C3 ASP CSTR 7/36	13,332,717		356,443
CSFB 04-C4 ASP CSTR 10/39	4,375,162		211,070
CSFB 05-C1 ASP CSTR 2/38	10,260,000		183,761
CSFB 05-C2 ASP CSTR 4/37	7,965,000		227,453
CSFB 05-C4 ASP CSTR 8/38	27,905,000		417,849
CSFB 97-C2 A2 6.52% 1/35	64,951		65,172
CSFB 99-C1 A2 7.29% 9/41	1,730,000		1,847,735
CWHL 02-25 2A1 5.5% 11/17	350,324		351,435
CWHL 02-32 2A3 5% 1/18	37,604		37,691
DLJCM 98-CF1 A1B 6.41% 2/31	1,870,133		1,921,356
DLJCM 98-CG1 A1B 6.41% 6/31	2,116,236		2,188,774
DLJCM 99-CG1 A1B 6.46% 3/32	1,165,000		1,218,708
DLJCM 99-CG2 A1B 7.3% 6/32	370,000		397,682
DLJCM 99-G3 A1A 7.12% 10/32	362,163		367,690
FHASI 04-FL1 2A1 6ML+30 12/34	299,157		299,425
FHLG 5.50% 4/24 #C90825	968,121		971,888
FHLG 5.50% 7/23 #C90691	1,332,387		1,339,562
FHLG 6.50% 9/24 #G00320	245,016		253,738
FHLG 7.00% 12/26 #D76563	1,025		1,076
FHLG 7.75% 7/09 #A01599	58,141		60,022
FHLG 8.00% 9/11 #A01606	63,628		65,502
FHLM ARM 4.106% 12/34 1B2699	108,099		107,294
FHLM ARM 4.13% 12/34 782916	148,118		146,583
FHLM ARM 4.232% 1/35 782988	493,611		488,863
FHLM ARM 4.307% 3/35 783067	140,555		139,927
FHLM ARM 4.307% 5/35 847408	230,708		229,578
FHLM ARM 4.314% 12/34 1B2670	126,926		125,103
FHLM ARM 4.37% 3/35 1G0125	230,136		226,514
FHLM ARM 4.401% 2/35 1G0103	281,457		279,848
FHLM ARM 4.434% 2/35 783032	295,955		295,312
FHLM ARM 4.441% 2/34 781229	156,566		155,237
FHLM ARM 4.444% 3/35 1G0133	142,766		140,629
FHLM ARM 4.497% 6/35 1B2907	177,212		175,480
FHLM ARM 4.498% 3/35 1L0123	923,358		914,333
FHLM ARM 4.504% 3/35 1G0145	158,217		156,071
FHLM ARM 4.819% 10/32 1B0610	20,020		20,081
FHLM ARM 4.889% 3/33 847126	47,986		47,984
FHLM ARM 4.985% 8/33 782926	66,885		67,986
FHLM ARM 4.555% 2/35 1G0068	238,520		236,306
FHLM ARM 5.034% 4/35 1N0002	743,546		745,633
FHLM ARM 5.676% 4/32 789284	31,828		32,409

(Continued)

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FHR 1604 I 6% 11/08	828,099		$ 838,966
FHR 2292 QT 6.5% 5/30	55,957		56,195
FHR 2347 PV 6.5% 5/12	964,049		993,002
FHR 2590 NT 5% 4/16	545,000		546,768
FNMA 4.00% 8/18 #728852	1,557,577		1,495,325
FNMA 5.50% 1/25 #255575	612,762		614,757
FNMA 5.50% 9/24 #255408	643,045		645,139
FNMA 5.50% 11/22 #254543	142,890		143,616
FNMA 5.50% 12/24 #255550	903,228		906,169
FNMA 5.50% 9/14 #545728	672,912		681,482
FNMA 6.00 %1/17 #545404	64,157		65,903
FNMA 6.00% 1/15 #594280	199,540		204,972
FNMA 6.00% 1/18 #680906	409,716		420,865
FNMA 6.00% 10/17 #665871	12,791		13,139
FNMA 6.00% 10/17 #667172	179,860		184,754
FNMA 6.00% 11/15 #535683	258,545		265,583
FNMA 6.00% 2/15 #535454	262,506		269,551
FNMA 6.00% 3/14 #492151	92,668		95,191
FNMA 6.00% 3/18 #681410	150,691		154,791
FNMA 6.00% 3/18 #685464	75,323		77,373
FNMA 6.00% 4/13 #424922	233,747		240,020
FNMA 6.00% 4/14 #483994	12,183		12,514
FNMA 6.00% 4/14 #484850	5,389		5,536
FNMA 6.00% 5/14 #455379	5,070		5,208
FNMA 6.00% 6/13 #432373	7,086		7,276
FNMA 6.00% 6/14 #499974	247,108		253,835
FNMA 6.50% 3/35 #735723	1,517,621		1,568,222
FNMA 6.50% 10/13 #323321	531,575		549,514
FNMA 6.50% 12/18 #747888	63,702		65,855
FNMA 6.50% 3/15 #522315	48,337		49,994
FNMA 6.50% 5/13 #415776	116,700		120,689
FNMA 6.50% 7/14 #252640	1,423,486		1,472,296
FNMA 7.00% 2/29 #323542	38,866		40,863
FNMA 7.00% 9/27 #251190	3,549		3,731
FNMA 7.00% 1/17 #545505	39,513		41,294
FNMA 7.00% 1/17 #626726	175,777		183,672
FNMA 7.00% 12/11 #313224	123,451		128,820
FNMA 7.00% 12/15 #535631	95,124		99,414
FNMA 7.00% 2/12 #313302	295,776		308,641
FNMA 7.00% 2/17 #625320	96,855		101,201
FNMA 7.00% 3/15 #535200	197,543		206,478
FNMA 7.00% 4/17 #636135	13,236		13,830

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FNMA 7.00% 6/17 #640185	34,171		$ 35,705
FNMA 7.00% 7/11 #354828	28,563		29,805
FNMA 7.00% 9/14 #511943	19,864		20,763
FNMA 9.25% 12/16 #124474	37,671		39,971
FNMA 10.00% 11/18 #303975	99,648		110,923
FNMA 15YR 7.00% 1/21 #TBA	1,042,785		1,072,439
FNMA ARM 3.463% 4/34 #735478	206,879		206,187
FNMA ARM 3.737% 1/35 #797416	151,828		150,105
FNMA ARM 3.750% 1/34 #761058	96,750		94,403
FNMA ARM 3.752% 10/33 #755148	89,620		87,568
FNMA ARM 3.753% 10/33 #746320	87,945		86,184
FNMA ARM 3.765% 7/34 #725834	412,905		411,926
FNMA ARM 3.786% 12/34 #781576	113,379		112,159
FNMA ARM 3.791% 6/34 #783545	439,905		425,366
FNMA ARM 3.826% 10/33 #763199	1,069,920		1,052,279
FNMA ARM 3.827% 12/34 #781580	17,206		17,032
FNMA ARM 3.828% 4/33 #688969	285,390		281,312
FNMA ARM 3.83% 1/35 #773220	95,657		94,758
FNMA ARM 3.836% 6/33 #723760	82,539		81,352
FNMA ARM 3.84% 1/35 #813714	287,488		284,721
FNMA ARM 3.87% 1/35 #813713	167,208		167,407
FNMA ARM 3.878% 6/33 #723633	407,084		401,978
FNMA ARM 3.913% 12/34 #809113	100,545		100,756
FNMA ARM 3.939% 10/34 #781549	124,712		123,725
FNMA ARM 3.975% 11/34 #781809	188,745		187,696
FNMA ARM 3.98% 1/35 #773221	132,048		131,308
FNMA ARM 3.984% 5/33 #703915	29,870		29,570
FNMA ARM 3.987% 12/34 #781575	121,609		121,292
FNMA ARM 4.00% 1/35 #773225	75,108		74,818
FNMA ARM 4.017% 12/34 #813565	654,569		654,530
FNMA ARM 4.021% 12/34 #773212	96,762		96,502
FNMA ARM 4.023% 2/35 #813737	81,380		80,912
FNMA ARM 4.025% 1/35 #781871	168,405		167,845
FNMA ARM 4.029% 1/35 #806167	41,017		40,894
FNMA ARM 4.037% 12/34 #802854	55,220		54,983
FNMA ARM 4.048% 1/35 #806711	76,527		75,904
FNMA ARM 4.052% 2/35 #812091	79,229		78,699
FNMA ARM 4.055% 10/18 #749296	91,175		89,791
FNMA ARM 4.057% 5/3 #768224	43,108		43,896
FNMA ARM 4.072% 12/ #806640	184,342		184,003
FNMA ARM 4.079% 4/3 #708221	33,850		33,726
FNMA ARM 4.105% 1/3 #806520	162,452		161,793

(Continued)

**FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005**

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 4.115% 2/3 #735343	59,255		$ 58,939
FNMA ARM 4.118% 1/3 #807221	177,853		176,680
FNMA ARM 4.118% 2/3 #813114	58,879		58,668
FNMA ARM 4.12% 2/35 #773243	155,206		154,359
FNMA ARM 4.127% 1/3 #806519	185,378		185,447
FNMA ARM 4.128% 2/3 #773255	324,192		322,794
FNMA ARM 4.144% 1/3 #813569	274,707		275,917
FNMA ARM 4.145% 2/3 #810415	194,288		194,434
FNMA ARM 4.151% 1/3 #813170	319,891		318,097
FNMA ARM 4.162% 2/3 #735345	160,146		159,243
FNMA ARM 4.17% 11/3 #806720	155,976		155,256
FNMA ARM 4.177% 3/3 #735545	441,952		445,930
FNMA ARM 4.197% 1/3 #813200	152,940		152,205
FNMA ARM 4.20% 1/35 #735162	336,611		335,204
FNMA ARM 4.202% 1/3 #797418	215,937		212,629
FNMA ARM 4.23% 11/3 #803591	44,993		44,814
FNMA ARM 4.232% 3/3 #766457	83,236		82,326
FNMA ARM 4.25% 2/34 #765660	112,153		110,657
FNMA ARM 4.25% 2/35 #255658	111,458		109,538
FNMA ARM 4.250% 1/34 #765659	152,102		150,074
FNMA ARM 4.269% 10/34 #813564	243,225		243,998
FNMA ARM 4.292% 3/33 #701296	115,133		114,736
FNMA ARM 4.293% 3/35 #815586	84,611		84,263
FNMA ARM 4.294% 1/34 #759264	132,377		130,895
FNMA ARM 4.302% 1/35 #827592	113,020		111,853
FNMA ARM 4.305% 7/34 #776389	74,515		75,043
FNMA ARM 4.305% 8/33 #555696	200,863		199,282
FNMA ARM 4.318% 3/33 #694530	58,483		57,601
FNMA ARM 4.319% 5/35 #735538	135,696		134,631
FNMA ARM 4.324% 12/34 #802660	63,891		64,021
FNMA ARM 4.339% 9/34 #794241	124,717		124,106
FNMA ARM 4.349% 2/35 #818857	53,985		53,651
FNMA ARM 4.351% 1/35 #783580	112,287		110,725
FNMA ARM 4.351% 6/33 #720921	53,003		52,528
FNMA ARM 4.357% 1/35 #735364	102,720		101,861
FNMA ARM 4.358% 10/33 #754672	43,182		43,204
FNMA ARM 4.364% 9/34 #794242	304,711		303,475
FNMA ARM 4.368% 2/34 #769940	244,490		241,719
FNMA ARM 4.372% 4/35 #820407	60,773		60,149
FNMA ARM 4.4% 2/35 #783588	149,519		147,390
FNMA ARM 4.409% 10/34 #725968	521,875		516,560
FNMA ARM 4.409% 5/35 #829985	279,143		277,087

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 4.423% 5/35 #745049	917,216		$ 913,890
FNMA ARM 4.455% 3/35 #773281	136,020		134,371
FNMA ARM 4.479% 4/34 #725361	145,954		145,812
FNMA ARM 4.484% 10/34 #803592	523,012		525,148
FNMA ARM 4.493% 8/34 #735360	319,947		317,461
FNMA ARM 4.499% 3/35 #783587	320,073		316,088
FNMA ARM 4.5% 5/35 #820996	84,201		83,339
FNMA ARM 4.508% 1/35 #813848	139,695		139,587
FNMA ARM 4.53% 3/35 #735448	298,534		295,372
FNMA ARM 4.544% 7/34 #786380	148,509		148,051
FNMA ARM 4.549% 8/34 #796985	631,566		637,904
FNMA ARM 4.555% 7/35 #832099	335,087		333,878
FNMA ARM 4.559% 1/35 #813842	201,022		201,017
FNMA ARM 4.57% 2/35 #811803	110,271		109,751
FNMA ARM 4.571% 9/35 #801337	382,470		380,833
FNMA ARM 4.573% 2/35 #816591	683,285		682,439
FNMA ARM 4.587% 2/35 #735355	976,447		968,691
FNMA ARM 4.607% 8/34 #790203	130,509		130,177
FNMA ARM 4.625% 2/35 #809931	313,664		311,471
FNMA ARM 4.639% 2/35 #816599	64,794		64,703
FNMA ARM 4.646% 1/33 #689554	64,449		64,133
FNMA ARM 4.653% 3/35 #816322	49,402		49,570
FNMA ARM 4.658% 9/34 #790618	37,589		37,486
FNMA ARM 4.67% 11/34 #799727	337,533		336,489
FNMA ARM 4.694% 11/34 #813184	368,727		367,431
FNMA ARM 4.708% 2/33 #693344	19,553		19,605
FNMA ARM 4.710% 10/32 #648938	22,495		22,566
FNMA ARM 4.725% 3/35 #820598	849,989		850,249
FNMA ARM 4.732% 10/32 #668509	25,947		26,030
FNMA ARM 4.742% 3/35 #809822	167,671		166,889
FNMA ARM 4.748% 7/34 #793028	303,739		302,776
FNMA ARM 4.790% 1/35 #815323	367,099		368,486
FNMA ARM 4.815% 12/32 #735602	133,754		134,248
FNMA ARM 4.825% 12/34 #800297	259,083		259,411
FNMA ARM 4.832% 8/34 #725858	104,414		103,981
FNMA ARM 4.845% 12/34 #800335	96,415		96,552
FNMA ARM 4.857% 1/35 #816356	16,952		17,159
FNMA ARM 4.862% 9/34 #725855	180,795		180,745
FNMA ARM 4.925% 12/32 #677026	10,644		10,720
FNMA ARM 4.986% 11/32 #668236	71,141		71,911
FNMA ARM 5.019% 9/34 #790458	160,859		161,220
FNMA ARM 5.029% 2/35 #809463	51,450		51,860

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 5.05% 7/34 #801635	57,645		$ 58,047
FNMA ARM 5.064% 11/34 #800067	28,657		28,826
FNMA ARM 5.101% 7/35 #841837	431,463		434,629
FNMA ARM 5.106% 9/34 #790762	116,282		116,921
FNMA ARM 5.203% 6/35 #830605	487,435		491,635
FNMA ARM 5.208% 5/35 #827783	2,205,862		2,229,843
FNMA ARM 5.229% 8/33 #735030	139,370		139,523
FNMA ARM 5.344% 7/35 #834917	62,603		63,000
FNMA ARM 5.8170% 5/35 #827781	664,442		670,890
FNMA FHAL 10% 3/16 #002499	44,274		47,898
FNMA FHAL 11.00% 12/15 #008217	48,413		51,847
FNMA PL 10.00% 4/20 #149168	63,119		70,374
FNMA PL 10.50% 8/20 #149167	44,651		51,188
FNR 02-18 PE 5.5% 6/16	2,120,000		2,147,561
FNR 88-15 A 9% 6/18	24,619		26,324
FNR 90-84 Y 9 %7/20	83,075		89,352
FNR 93-129 H 6.5% 8/08	158,128		160,945
FNR 93-231 M 6% 12/08	758,106		763,921
FNS F 2 11.5% 5/09	36,982		39,635
FULB 97-C2 A3 6.65% 11/29	933,650		959,903
GCCFC 03-C1 A2 3.285% 7/35	1,065,000		1,012,729
GCCFC 04-GG1 A4 4.755% 6/36	925,000		915,914
GCCFC 05-GG3 A2 CSTR 8/42	740,000		723,234
GCCFC 05-GG3 XP CSTR 8/42	29,500,000		1,002,770
GCCFC 05-GG5 CSTR 4/37	106,890,000		796,811
GECMC 02-2A A2 4.97% 8/36	1,610,000		1,612,127
GECMC 04-C2 A2 4.119% 3/40	505,000		489,616
GECMC 04-C3 A2 4.433% 7/39	1,955,000		1,927,935
GGPMP 01-C1A A2 5.007% 11/11	586,139		587,884
GMACC 04-C3 X2 CSTR 12/41	6,559,571		183,971
GMACC 05-C1 A2 CSTR 5/43	740,000		725,878
GMACC 05-C1 X2 CSTR 5/43	8,615,000		263,165
GMACC 2002-C1 A1 5.785% 11/39	1,595,170		1,628,651
GMACC 97-C1 A3 6.869% 7/29	352,940		362,778
GMACC 97-C2 A3 6.566% 4/29	413,035		424,864
GMACC 99-C1 A2 6.175% 5/33	1,320,000		1,362,843
GMACM 05-AR5 1A1 CSTR 9/35	471,944		471,706
GNMA 7.25% 4/06 #780487	129		130
GNR 02-35 C CSTR 10/23	175,000		180,816
GNR 02-37 C 5.878% 6/24	1,200,000		1,240,457
GNR 02-9 B 5.881% 3/24	456,801		466,456
GNR 03-36 C 4.2545% 2/31	740,000		716,658

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
GSMS 01-LIBA A2 6.615% 2/16	530,000		$ 568,968
GSMS 03-C1 A2A 3.59% 1/40	885,000		866,408
GSMS 04-C1 A1 3.659% 10/28	1,080,457		1,049,718
GSMS 05-GG4 XP CSTR 7/39	21,120,000		746,660
HFP 7 2M 3ML+80 7/40	250,000		252,764
HMLHC 03-HC1 M 1ML+65 2/33	134,468		134,726
HMLHC 03-HC2 1ML+60 6/20/2103	176,941		177,256
HMLHC 04-HC1 M 1ML+50 2/34	198,222		198,709
HMPT 99-HMTA B 7.3% 8/15	255,000		274,608
HMPT 99-HMTA D 7.97% 8/15	200,000		214,511
IMM 04-9 M2 1ML+65 1/35	310,075		311,160
IMM 04-9 M3 1ML+70 1/35	228,477		229,111
IMM 04-9 M4 1ML+105 1/35	117,502		117,848
JPMC 99-C7 A2 6.507% 10/35	173,722		180,055
JPMC 99-C8 A2 7.4% 7/31	990,000		1,058,254
JPMCC 03-CB7 X2 CSTR 1/38	2,191,138		65,480
JPMCC 04-CB8 A2 3.837% 1/39	1,255,000		1,190,230
JPMCC 04-CB9 A2 CSTR 6/41	500,000		501,453
JPMCC 04-CBX X2 CSTR 1/37	16,543,421		545,845
JPMCC 05-LDP2 A2 4.475% 7/42	740,000		727,655
JPMCC 05-LDP4 A1 CSTR 10/42	1,229,273		1,223,332
JPMCC 05-LDP4 X2 CSTR 10/42	57,065,000		618,054
JPMCC 05-LDP5 A1 5.035% 12/44	1,095,000		1,103,359
JPMCC 2001-C1 A2 5.464% 10/35	1,674,263		1,691,838
KEY 00-C1 A1 7.617% 5/32	110,078		110,693
LBCMT 98-C4 A1B 6.21% 10/35	1,385,000		1,431,612
LBCMT 99-C1 A2 6.78% 6/31	3,305,000		3,488,444
LBUBS 00-C3 A2 7.95% 1/10	925,000		1,021,568
LBUBS 00-C5 A2 6.51% 12/26	445,000		472,939
LBUBS 01-C2 A2 6.653% 11/27	350,000		375,382
LBUBS 01-C3 A1 6.058% 6/20	1,212,541		1,239,878
LBUBS 03-C3 A2 3.086 5/27	765,000		735,702
LBUBS 03-C5 A2 3.478% 7/27	2,725,000		2,634,949
LBUBS 03-C7 A3 CSTR 9/27	960,000		939,873
LBUBS 04-C2 A3 3.973% 3/29	700,000		662,037
LBUBS 04-C6 A2 4.187% 8/29	670,000		653,256
LBUBS 04-C6 XCP CSTR 8/36	7,321,001		199,686
LBUBS 04-C8 XCP CSTR 12/39	4,064,014		133,257
LBUBS 05-C5 XCP CSTR 9/40	37,630,000		764,578
LBUBS 05-C7 XCP CSTR 11/40	40,655,000		487,584

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
MALT 04-3 3A1 6% 4/34	135,413		$ 135,878
MARM 04-11 2A2 1ML+44 11/34	127,320		127,589
MCFI 98-MC2 A2 6.423% 6/30	1,471,337		1,517,483
MLCC 04-B A2 6ML+27 6/29	662,766		662,251
MLMT 04-BPC1 XP CSTR 9/41	14,902,296		573,424
MLMT 04-KEY2 A2 4.166% 8/39	1,195,000		1,158,527
MLMT 04-MKB1 A2 4.353% 2/42	3,635,000		3,574,386
MLMT 05-GGP1 A 4.099% 11/10	2,115,000		2,088,718
MLMT 05-GGP1 B 4.146% 11/10	350,000		345,162
MLMT 05-GGP1 C 4.208% 11/10	295,000		291,257
MLMT 05-GGP1 D 4.291% 11/10	95,000		93,939
MLMT 05-GGP1 E 4.33% 11/10	125,000		123,628
MLMT 05-GGP1 F 4.35% 11/10	160,000		158,163
MLMT 05-GGP1 G 4.374% 11/10	135,000		133,393
MLMT 05-LC1 A1 5.017% 1/44	550,000		553,665
MLMT 05-MCP1 A2 4.556% 6/43	1,140,000		1,120,365
MLMT 05-MCP1 XP CSTR 6/43	7,748,411		242,401
MLMT 05-MKB2 XP CSTR 9/42	4,011,347		57,451
MSC 03-IQ5 A2 4.09% 4/38	530,000		518,119
MSC 03-IQ5 A3 4.71% 4/38	730,000		720,037
MSC 04-HQ3 A2 4.05% 1/41	535,000		517,431
MSC 04-HQ4 X2 CSTR 4/40	6,590,000		139,823
MSC 05-HQ5 X2 CSTR 1/42	9,145,000		138,985
MSC 05-IQ9 X2 CSTR 7/56	7,670,000		361,709
MSC 05-TOP17 X2 CSTR 12/41	5,860,000		182,000
MSC 98-HF2 A2 6.48% 11/30	1,944,982		2,012,511
MSC 98-WF2 A2 6.54% 7/30	452,282		467,969
MSC 98-XL2 A2 6.17% 10/34	585,000		606,110
MSC 99-WF1 A2 6.21% 11/31	1,026,769		1,058,165
MSSTR 04-1 1A1 CSTR 8/17	604,403		618,123
NCSLT 05-1 AIO 6.75% 12/09	450,000		107,838
NCSLT 05-3W AIO1 4.8% 7/12	2,025,000		405,354
NLFC 99-1 C 6.571% 1/31	530,000		555,330
PSSF 98-C1 A1B 6.506% 7/08	1,517,504		1,563,805
RAMP 03-SL1 A31 7.125% 4/33	472,611		480,259
RAMP 04-SL2 A11 6.5% 10/16	113,129		115,757
SBM7 00-C1 A2 7.52% 12/09	1,100,000		1,194,171
SBM7 00-C3 A2 6.592% 12/33	1,000,000		1,060,766
SBM7 02-KEY2 A2 4.467% 3/36	1,300,000		1,280,972
SEMT 04-3 A 6ML+25 5/34	473,583		472,833
STARW 99-C1A B 6.92% 2/14	200,000		211,491

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
WAMMS 03-MS9 2A1 7.5% 12/33	128,437		$ 132,137
WAMMS 04-RA2 2A 7% 7/33	186,102		191,091
WBCMT 03-C6 A2 4.498% 8/35	860,000		847,744
WBCMT 03-C7 A1 4.241% 10/35	1,207,349		1,180,181
WBCMT 03-C8 A3 4.445% 11/35	1,500,000		1,464,056
WBCMT 04-C14 A2 4.368% 8/41	890,000		870,476
WBCMT 04-C15 XP CSTR 10/41	21,548,663		852,652
WBCMT 05-C16 A2 4.38% 10/41	1,300,000		1,273,557
WBCMT 05-C16 APB 4.692% 10/41	530,000		519,525
WBCMT 05-C22 A1 4.98% 12/44	780,000		783,229
WBCMT 2004-C15 A2 4.039% 10/41	1,395,000		1,351,832
WFMBS 03-14 1A1 4.75% 12/18	814,486		798,365
WFMBS 05-AR10 2A2 CSTR 6/35	1,254,353		1,235,674
WFMBS 05-AR12 2A6 CSTR 7/35	1,355,642		1,331,592
WFMBS 05-AR2 2A2 4.57% 3/35	1,473,985		1,453,300
WFMBS 05-AR4 2A2 CSTR 4/35	2,626,596		2,584,350
WFMBS 5-AR9 2A1 CSTR 5/35	1,196,083		1,184,828
Total mortgage-related securities			192,550,751
Asset backed securities:			
ABSHE 03-HE5 A2B 4% 8/33	50,998		50,910
ABSHE 03-HE6 M1 1ML+65 11/33	435,000		438,492
ABSHE 04-HE3 M1 1ML+54 6/34	150,000		150,900
ACCR 03-2 A1 4.23% 10/33	587,052		576,148
ACCR 03-3 A1 4.46% 12/33	564,750		545,563
ACE 02-HE1 M1 1ML+65 6/32	235,832		238,255
ACE 03-HE1 M1 1ML+65 11/33	235,000		235,895
ACE 03-HS1 M1 1ML+75 6/33	100,000		100,557
ACE 03-HS1 M2 1ML+175 6/33	100,000		101,589
ACE 03-NC1 M1 1ML+78 7/33	200,000		201,206
ACE 04-FM1 M1 1ML+60 9/33	164,994		165,497
ACE 05-SD1 A1 1ML+40 11/50	224,184		224,663
AESOP 05-1A A1 3.95% 4/08	1,000,000		979,778
AMCAR 03-CF A4 3.48% 5/10	985,000		976,058
AMCAR 04-1 B 3.7% 1/09	75,000		74,186
AMCAR 04-1 C 4.22% 7/09	75,000		74,132
AMCAR 04-CA A4 3.61% 5/11	285,000		278,816
AMCAR 04-DF A4 3.43% 7/11	775,000		752,755
AMCAR 05-1 A3 4.26% 5/09	485,000		482,624
AMCAR 05-1 B 4.48% 11/09	910,000		904,090

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
AMCAR 05-BM A3 4.05% 2/10	945,000		$ 934,939
AMCAR 05-CF A4 4.63% 6/12	1,420,000		1,415,625
AMCAR 05-DA A3 4.87% 12/10	1,350,000		1,354,500
AMSI 03-3 M1 1ML+80 3/33	205,000		206,171
AMSI 04-R2 M1 1ML+43 4/34	125,000		125,116
AMSI 04-R2 M2 1ML+48 4/34	100,000		100,094
ARC 02-BC1 M2 1ML+110 1/32	68,987		69,337
ARGF 05-1 A1 4.02% 4/09	1,300,000		1,275,046
ARGF 05-2 A1 4.54% 5/09	1,330,000		1,335,586
BOIT 04-A6 3.94% 4/16/12	2,085,000		2,029,236
BOIT 04-B2 B2 4.37% 4/12	1,250,000		1,227,816
BSABS 04-BO1 M2 1ML+75 9/34	375,000		378,448
BSABS 04-BO1 M3 1ML+105 9/34	255,000		257,339
BSABS 04-BO1 M4 1ML+120 9/34	215,000		218,011
BSABS 04-BO1 M5 1ML+140 9/34	205,000		205,621
CARAT 04-1 A4 2.64% 11/08	685,000		665,741
CARAT 05-1 A4 4.05% 7/09	1,290,000		1,278,127
CCCIT 03-A6 A6 2.9% 5/10	480,000		288,390
CCCIT 04-A4 3.2% 8/09	1,275,000		1,256,530
CCCIT 05-B1 B1 4.4% 9/10	1,680,000		1,676,906
CDCMC 03-HE3 M1 1ML+70 11/33	284,999		288,390
CDTIM 05-1A A1 4.67% 5/17	516,516		511,932
CHAIT 05-B2 B2 4.52% 12/10	6,350,000		6,290,112
CITEC 05-VT1 A3 4.12% 8/08	1,095,000		1,086,604
CITEC 05-VT1 A4 4.36% 11/12	225,000		222,942
CNH 05-A A3 4.02% 4/09	870,000		862,042
CNH 05-A A4B 4.29% 6/12	660,000		651,852
CNH 05-B A3 4.2% 1/10	1,435,000		1,422,599
CNH 05-B B 4.57% 7/12	410,000		403,938
COAFT 02-A A4 4.79% 1/09	1,013,397		1,013,880
COAFT 04-B A3 2.96% 4/09	710,000		702,973
COAFT 05-A A3 4.28% 7/09	1,115,000		1,107,661
COAFT 05-BSS A3 4.08% 11/09	1,230,000		1,215,898
COAFT 05-BSS C 4.48% 12/10	960,000		943,972
COAFT 05-C A4A 4.71% 6/12	750,000		746,937
COAFT 05-D A3 4.81% 3/10	605,000		607,292
COMET 03-2B 3.5% 2/09	790,000		788,031
COMET 03-A4 A4 3.65% 7/11	238,000		231,448
COMET 04-B5 B5 3.7% 5/10	2,500,000		2,458,799
COMET 04-B6 B6 4.155% 7/12	1,130,000		1,101,115
COMET 2003-B3 B3 4.5% 6/11	1,835,000		1,818,931
COPAR 2003-2 A4 2.88% 6/10	845,000		830,112

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
CTCDO 04-1A A2 1ML+45 7/39	305,000		$ 305,489
CTCDO 04-1A B 1ML+75 7/39	160,000		160,272
CTCDO 04-1A C 1ML+110 7/39	205,000		205,373
CWL 04-3 M1 1ML+50 6/34	150,000		150,440
DCAT 05-B A3 4.04% 9/09	815,000		808,004
DRIVE 05-1 A3 3.75% 4/09	520,000		513,576
DRIVE 05-3 A3 4.99% 10/10	1,290,000		1,294,693
DRT 00-1A A2 6.971% 3/10	800,000		839,417
FHLT 04-1 M2 1ML+50 2/34	100,000		100,205
FHLT 05-A M1 1ML+43 1/35	175,000		175,752
FMIC 03-1 M1 1ML+68 11/33	181,710		182,776
FMIC 04-1 M2 1ML+110 1/35	400,000		403,609
FORDO 03-B B1 2.85% 10/07	747,000		739,173
FORDO 05-A A3 3.48% 11/08	1,185,000		1,171,853
FORDO 05-C A3 4.3% 8/09	1,335,000		1,323,991
FORDO 05-C A4 4.36% 6/10	740,000		731,186
FORDO 2005-A B 3.88% 1/10	290,000		282,885
FRNK 05-1 A3 4.91% 4/10	434,000		436,582
GPMH 01-1 IA 1ML+34 4/32	370,430		370,156
GSALT 05-1 A3 4.45% 5/10	995,000		989,709
GSALT 05-1 B 4.62% 11/13	145,000		144,524
GSAMP 04-FM2 M2 1ML+110 1/34	100,000		100,106
GSAMP 04-FM2 M3 1ML+130 1/34	100,000		100,109
HAROT 05-2 A3 3.93% 1/09	595,000		589,096
HART 05-A C 4.22% 2/12	95,000		93,587
HAT 04-1 A3 3.3% 5/09	925,000		917,638
HAT 04-1 A4 3.93% 7/11	560,000		548,477
HAT 05-1 A3 4.15% 2/10	1,435,000		1,421,147
HAT 05-2 A3 4.37% 5/10	1,440,000		1,429,078
HAT 05-3 A3 4.8% 10/10	610,000		611,094
HFCHC 03-1 M 1ML+63 10/32	72,404		72,580
HFCHC 03-2 M 1ML+58 9/33	119,028		119,437
HPLCC 02-1 A 5.5 1/11	2,500,000		2,521,865
MARM 04-11 1A4 1ML+49 11/34	156,745		157,426
MATS 05-1 A3 4.10% 8/09	1,595,000		1,577,783
MBNAS 05-B4 B4 4.9% 3/11	1,410,000		1,412,506
MILT 05-1 A3 4.83% 9/09	1,385,000		1,386,786
MILT 05-1 B 5.02% 7/12	1,085,000		1,086,844
MMLT 04-1 M1 1ML+50 7/34	200,000		200,188
MSAC 03-NC6 M1 1ML+80 6/33	365,000		368,219
MSAC 03-NC7 M1 1ML+70 6/33	220,000		220,837
MSAC 03-NC8 M1 1ML+70 9/33	300,000		304,085

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
MSDWC 01-NC1 M2 1ML+107 10/31	14,256		$ 14,281
MVCOT 05-2 A 4.6% 10/27	709,372		713,141
NALT 03-A A3B 2.57% 6/09	670,793		665,537
NALT 04-A A3 2.9% 8/07	1,165,000		1,155,826
NALT 04-A A4B 3.18% 6/10	290,000		284,331
NALT 05-A A3 4.70% 10/08	1,545,000		1,545,379
NAROT 04-C A3 2.85% 10/07	240,000		237,765
NAVOT 04-B A3 3.13% 5/09	540,000		528,533
NAVOT 05-A A4 4.43% 1/14	570,000		562,477
NCSLT 04-2 AIO 9.75% 10/14	890,000		442,900
NEF 05-1 A5 4.74% 10/45	840,000		847,521
NHEL 04-1 M1 1ML+45 6/34	150,000		150,262
ONYX 03-C A4 2.66% 5/10	2,309,744		2,274,093
ONYX 05-A A3 3.69% 5/09	450,000		444,863
ONYX 05-B A4 4.34% 5/12	460,000		453,551
PMNT 05-2 B2 5.1% 11/12	1,045,000		1,049,030
PPSI 04-WCW1 M1 1ML+63 9/34	305,000		307,832
PPSI 04-WHQ2 A3E 1ML+42 2/35	612,197		614,187
RAMP 03-RZ2 A1 3.6% 4/33	268,642		261,560
RAMP 04-RS6 MII2 1ML+130 6/34	250,000		250,273
SASC 04-GEL1 A 1ML+36 2/34	70,659		70,723
SBAC 05-1A A 5.369% 11/35	350,000		354,832
SBAC 05-1A B 5.565% 11/35	240,000		243,365
SEMT 03-5 A2 6ML+33 9/33	477,430		477,749
SLMA 04-A B 3ML+58 6/33	200,000		203,515
SOUTHWEST 01-1A2 5.496% 11/1/06	1,500,000		1,519,943
SVOVM 05-A A 5.25% 2/21	573,597		575,928
TAROT 05-A A3 4.05% 3/10	1,325,000		1,311,729
TAROT 05-B A3 4.28% 6/10	1,545,000		1,533,247
VWALT 04-A A3 2.84% 7/07	1,230,000		1,219,628
VWALT 05-A A3 3.82% 5/08	1,435,000		1,422,253
WAOT 05-B A3 4.79% 4/10	880,000		882,552
WESTO 04-3 A4 3.93% 2/12	2,000,000		1,960,463
WESTO 04-4 A4 3.44% 5/12	1,230,000		1,198,357
WESTO 05-1 A3 3.59% 10/09	1,295,000		1,278,294
WESTO 05-3 A4 4.39% 5/13	820,000		810,539
WESTO 05-3 B 4.50% 5/13	320,000		315,522
WESTO 05-3 C 4.54% 5/13	415,000		410,705
WOART 04-A A4 3.96% 7/11	1,035,000		1,017,678
Total asset backed securities			105,337,070

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
Fair value adjustment of synthetic investment contracts with Trustee as follows:			
CDC Financial Products, Inc. (1 contract)			$ 1,243,026
Chase Manhattan Bank (1 contract)			1,235,036
Monumental Life Insurance Company (1 contract)			1,235,039
Union Bank of Switzerland (1 contract)			1,234,855
Total fair value adjustment			4,947,956
Total Stable Value Pool			632,626,575
International Equity Pool:			
Capital Guardian International Equity Fund	162,984		6,532,417
*FMTC Select International Portfolio	181,724		19,400,892
The Boston Company International Pooled Fund	439,888		13,052,887
Total International Equity Pool			38,986,196
Money market funds:			
*Fidelity Inst Cash Portfolio: MM Fund Class I	21,810,363	21,810,363	21,810,363
*Mellon Bank EB Temporary Investment Fund	246,972	246,972	246,972
Total Money market funds			22,057,335
Interest bearing cash:			
Bankers Trust Interest Bearing Cash	708,092		708,092
Loans to participants-net:			
*Loans to participants with interest rates ranging from 5% to 11.5%, maturing through 2036			46,532,741
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$2,576,369,945

* Party-in-interest.
** Cost information is not required for participant-directed investments, and therefore, is not included.

PPG INDUSTRIES
EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13605 on Form S-8 of our report dated June 14, 2006, appearing in this Annual Report on Form 11-K of the PPG Industries Employee Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 16, 2006